MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2015

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

The Company is the dealer manager of Moody National REIT I, Inc.'s and Moody National REIT II, Inc.'s ("REIT I & II") public offerings. The Company receives a selling commission of up to 6.5% of gross offering proceeds raised in REIT I & II's public offerings, all or a portion of which could be re-allowed to participating broker-dealers. In addition, REIT I & II pay the Company a dealer manager fee of up to 3.5% of gross offering proceeds raised in REIT I & II's public offerings, a portion of which could be reallowed to participating broker-dealers. No selling commissions or dealer manager fee are paid for sales pursuant to REIT I & II's dividend reinvestment plans.

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2015

Note 1 General information and summary of significant accounting policies - continued:

Income taxes

The Company was formed as a limited liability company and is treated as a partnership for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ending December 31, 2011. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2015, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon successful completion of the transaction.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2015

Note 1 General information and summary of significant accounting policies - continued:

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

Note 2 - Related party transactions:

In January 2008, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. On March 1, 2011, the Company amended the 2008 agreement to structure it in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). The Company paid $60,000 in management fees to this affiliate during the year ended December 31, 2015.

In April 2008, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $750 per month. The Houston office lease agreement expired in April 2013 and continued on a month-to-month basis. Total rent expense related to this agreement for the year ended December 31, 2015 was $9,000.

The Company received all of its revenue of $3,834,236 for the year ended December 31, 2015 from REIT's I & II.

At December 31, 2105, the Company had a receivable from a related party for a payroll account deposit. As of December 31, 2015 the Company had payables to related parties for expense reimbursements and training facility expenses.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2015

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees paid to MGL were approximately $134,000 for the year ended December 31, 2015.

Note 4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2015, the Company's net capital, as defined, of $186,281 exceeded the required minimum of $7,237 by $179,044 and its ratio of aggregate indebtedness to net capital was 58.28 to 1.0.

Note 5 - Insurance note payable:

The Company finances its annual broker-dealer professional liability insurance premiums. The Company records a corresponding prepaid asset upon financing. During 2015, the Company accrued insurance premiums of $55,444 and made premium payments of $55,444.

Note 6 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2015.

MOODY SECURITIES, LLC

Notes to Financial Statements - Continued

December 31, 2015

Note 7 - Subsequent events:

  Management has evaluated subsequent events as of March 14, 2016, which is the date that the financial statements were available for issuance.